Exhibit 99.1

Renowned Podcast Dawn of Drones

To Feature Draganfly

Los Angeles, CA. January 3, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that Draganfly Chairman and CEO, Cameron Chell, will participate in the Dawn of Drones podcast presented by DroneLife and hosted by retired U.S. Air Force Colonel Dawn Zoldi on January 5, 2022, at 8 am PST / 11 am EST.

The Dawn of Drones podcast connects a global audience directly with the game-changing people and platforms making a difference in the advanced air mobility, drone, and autonomous industries. It provides the latest developments on impacting the industry and supplies critical information for businesses to succeed in it.

Cameron Chell, Chairman and CEO of Draganfly, and Dawn Zoldi will discuss how leveraging Artificial Intelligence (AI) and biometrics across a suite of core capabilities can deliver solutions that improve lives, enhance public safety and add value to drone racing.

“I am so honored to dive into the world of drones and emerging tech with Dawn Zoldi, a celebrated expert in the space,” said Cameron Chell, CEO of Draganfly. “For more than two decades, the team at Draganfly and I have remained committed to meeting the unique demands of the rapidly growing drone space. We are determined to become the leading commercial drone manufacturer and solutions provider in North America within the next few years.”

Dawn Zoldi is an internationally acclaimed UAS/AAM expert. She brings a combined 28 years of federal expertise and service to the U.S Air Force to bear on the issues facing the industry. She spent 25 years as a military attorney and an additional three as a federal civilian business matters attorney and character and leadership faculty expert at the U.S. Air Force Academy.

Ms. Zoldi’s company, P3 Tech Consulting, connects people and companies passionate about advanced tech platforms with the policies, programs, plans, and information they need to succeed. She was recently named one of the Top 62 Women in Aviation & Aerospace on LinkedIn 2021 and is a recipient of the 2019 Women and Drones Woman to Watch in UAS Award for leadership.

The Dawn of Drones podcast simultaneously streams to YouTube, Twitch, Twitter, Discord, Facebook, and LinkedIn. An audio download is available on Spotify, Apple, and Google platforms with additional access through Patreon. The podcast reaches more than 215,000 followers across all premier social media channels.

Draganfly’s Dawn of Drones interview with Cameron Chell will be available for viewing at https://youtu.be/ponPWHOsONg live on January 5, 2022, at 8 am PST / 11 am EST.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning, industry-leader serving the public safety, agriculture, industrial inspections, security, mapping and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to Cameron Chell’s participation in the Dawn of Drones podcast. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.